Filed by Cooper Tire & Rubber Company

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Tire & Rubber Company

Commission File No.: 001-04329

Employee FAQ

1. What did Cooper announce today?

•	Today we announced that Cooper is entering into a definitive agreement to be acquired by Goodyear.

•	This agreement will combine two American-based tire companies into one organization, which will have a strong position in the global tire industry.

•	Goodyear’s acquisition of Cooper combines two complementary brand portfolios resulting in a comprehensive offering to customers and consumers.

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The resulting entity will combine companies that have complementary cultures, shared values and talents, as well as respected leading brands and distribution across multiple product categories and price points.

2. Who is Goodyear?

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Based in Akron, Ohio, Goodyear is the largest U.S.-based tire company and one of the largest tire companies globally with 2020 net sales of $12.3 billion and 2019 net sales of $14.7 billion. They have facilities around the world, including in the Americas, Asia Pacific, and Europe, Middle East and Africa (EMEA) regions.

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In addition to Goodyear-brand tires, Goodyear produces well-respected international brand names such as Dunlop, Kelly, Fulda and others. The company also has a non-tire business that provides rubber products and polymers for a variety of markets.

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Goodyear is driven by its commitment to innovation and delivering quality in everything that they do. In addition to continuously improving product quality and developing new innovative technologies, Goodyear is also committed to working toward building a better future for its communities.

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Importantly, Goodyear strives to provide its employees with a safe work environment, the resources they need to do their jobs and ample opportunities for growth. This allows Goodyear to foster an environment where employees can work to achieve their full potential and contribute to the company’s success.

3. How does this announcement benefit Cooper? Why did Cooper agree to this acquisition now, especially with the success Cooper has realized?

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While Cooper was not looking to be sold, as a public company we have a duty to deliver value to shareholders and must consider opportunities for business combinations that we believe are in the best interests of Cooper, such as this compelling offer from Goodyear. Our management and Board of Directors has determined that this is an opportunity worth pursuing and the Board has approved the agreement.

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We believe that this is the right next step for Cooper at the right time. Our success in transforming Cooper into a consumer-driven company is in large part why Goodyear approached us, and as part of Goodyear, we believe it will be possible to build upon the strategic initiatives that have been fueling our success.

•	Additionally, Cooper will become part of one of the largest tire companies in the world; one that prioritizes innovation, quality and sustainability.

4. How will this transaction impact my day-to-day work and responsibilities?

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Importantly, nothing about your day-to-day roles or responsibilities change today as a result of this announcement. While the integration planning process will begin soon, the integration itself will not take place until after the close of the transaction, which we expect to occur within the second half of 2021.

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Until the transaction closes, Cooper and Goodyear are separate companies and must operate as such. While a small team will be working over the coming months on closing the deal and planning for integration, for the vast majority of employees, it will be important for you to continue to focus on your Cooper priorities.

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We are confident in our ability to complete the transaction as the terms of Goodyear’s offer provide Cooper with a clear path to close, and we’ll be working closely with Goodyear throughout the process.

5. Will there be any job eliminations or opportunities for Cooper employees as part of Goodyear?

•	It’s possible that the combined organization will create new and different opportunities, but it is too early to know right now what those may be.

•	Many decisions—driven by the integration process—have yet to be made. That is typical of situations like this.

•	Goodyear highly values Cooper’s brands, products and production capabilities, which they see as a direct result of the talent and commitment of our people.

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Like many transactions of this nature, there will be overlap in select corporate functions, yet Goodyear recognizes the strong talent across the teams at Cooper and Goodyear and will take a best-of-both-worlds approach as we bring our companies together.

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Keep in mind this combination is about creating a stronger U.S.-based leader in the global tire industry. By strengthening and positioning the combined company for long-term growth, Goodyear will ensure its ability to continue creating career opportunities and supporting communities.

•	While we do not have all of the answers at this time, we are committed to keeping you updated as appropriate and being as transparent as possible throughout this process.

6. What will happen to Cooper’s manufacturing operations? HQ facilities?

•	Manufacturing capacity is constrained throughout the global tire industry, and Cooper’s high-quality manufacturing capabilities can be leveraged by Goodyear.

•	In fact, with regard to manufacturing, the expected cost savings outlined in the announcement do not contemplate the loss of manufacturing jobs or elimination of manufacturing plants.

•	Of course, Goodyear will continue to evaluate how to best approach the future of its manufacturing footprint to ensure cost competitiveness over time.

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After closing, the combined company will be headquartered in Akron, OH but Goodyear expects to maintain a presence in Findlay, OH; like many companies. Goodyear is thinking about the workplace of the future and will continue to assess its corporate footprint.

•	Cooper and Goodyear are committed to keeping stakeholders informed throughout the integration process.

7. Will any employees who lose their jobs receive a severance package?

•	Yes, there will be a severance package and details will be communicated to those impacted.

8. Will Cooper pay out a bonus for 2020?

•	If eligible for a 2020 performance year annual incentive plan (AIP) bonus, Cooper employees will receive the bonus payment in their regular pay on March 12, 2021.

9. If a customer / business partner / supplier asks me about this transaction, how should I respond? Should I be proactively reaching out to them?

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Cooper leaders are proactively reaching out to key customers, partners and suppliers, so there’s no need for you to do so. However, if you are contacted, feel free to point them to the press release we jointly issued with Goodyear on our corporate website.

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If customers, business partners or suppliers reach out about the announcement, we ask that you reinforce that it remains business as usual at Cooper with no changes in the quality, service or support they are used to seeing from us. Until the close of the transaction, Cooper and Goodyear will remain separate companies and must continue to operate as such. Also, please let them know that although we do not have all of the answers at this time, we are committed to keeping them updated as appropriate throughout this process.

•	You can also direct further questions from customers, business partners or suppliers to your manager.

10. Are we freezing hiring, and should we hold off on signing any new contracts for services or otherwise?

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Until closing, our companies must operate as separate organizations, and will run business as usual, yet we should be thoughtful about new hires and commitments. It is important for you to contact your manager, HR representatives or Legal department with specific questions.

11. Who do I reach out to with any questions regarding the transaction?

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Feel free to reach out to your manager or HR representative with any questions. You can also send any inquiries to CooperGo@Coopertire.com; your questions will be treated as anonymous and we will collect the most common to address in future communications.

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Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 25, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.